APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Father & Son Mobile Business d/b/a Detailing2Go
Balance Sheet - unaudited
For the period ended 12/12/19

	Current Period 12-Dec-19	Prior Period 31-Dec-18	Prior Period 31-Dec-17
ASSETS			
Current Assets:			
Cash	$ -	$ -	$ -
Petty Cash	-	-	-
Total Current Assets	-	-	-
Fixed Assets:			
Land	-	-	-
Buildings	-	-	-
Total Fixed Assets	-	-	-
Total Other Assets	-	-	-
TOTAL ASSETS	$ -	$ -	$ -
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -	$ -	$ -
Total Current Liabilities	-	-	-
Long-Term Liabilities:			
Total Long-Term Liabilities	-	-	-
EQUITY			
Capital Stock/Partner's Equity	-	-	-
Total Equity	-	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -	$ -
Balance Sheet Check	-	-	-

Father & Son Mobile Business d/b/a Detailing2Go
Income Statement - unaudited
1/1/17 - 12/31/18

	Current Period 1/1/18 - 12/31/18	Prior Period 1/1/17 - 12/31/17
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Busines

Father & Son Mobile Business d/b/a Detailing2Go
Statement of Cash Flow - unaudited
1/1/17 - 12/31/18

	Current Period 1/1/18 - 12/31/18	Prior Period 1/1/17 - 12/31/17
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

Father & Son Mobile Business d/b/a Detailing2Go
Statement of Changes in Members Equity - unaudited
1/1/17 - 12/31/18

	Current Period 1/1/18 - 12/31/18	Prior Period 1/1/17 - 12/31/17
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	-	-
Net Income	-	-
MEMBER'S EQUITY - ENDING	-	-

I, Ugur Yilmaz, certify that:

1. The financial statements of Father & Son Mobile Business included in this Form are true and complete in all material respects; and
2. The tax return information of Father & Son Mobile Business has not been included in this Form as Father & Son Mobile Business was formed on 11/16/2010 and has not filed a tax return to date.

Signature

> DocuSigned by:
>
> 7DAB2FC696B143E...

Name: Ugur Yilmaz

Title: Owner